        American Midstream Partners, LP

November 8, 2013
William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	American Midstream Partners, LP
Form 10-K for Fiscal Year Ended December 31, 2012
Filed April 16, 2013
Form 10-Q for Period Ended June 30, 2013
Filed August 14, 2013
File No. 1-35257
Dear Mr. Thompson:
Set forth below are the responses of American Midstream Partners, LP, a Delaware corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 29, 2013, with respect to the review of the Company’s Form 10-K for the fiscal year ended December 31, 2012 filed with the Commission on April 16, 2013 (the “Form 10-K”) and Form 10-Q for the fiscal quarter ended June 30, 2013 filed with the Commission on August 14, 2013 (the “Form 10-Q”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for Fiscal Year Ended December 31, 2012

Cover

1.
Please state the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of your most recently completed second fiscal quarter. Refer to the example Form 10-K included with the General Instructions.

William H. Thompson
Accounting Branch Manager
United States Securities and Exchange Commission
November 8, 2013

RESPONSE:

Upon resolution of all of the Staff’s comments, the Company will amend the Form 10-K to include the aggregate market value of the voting and non-voting common equity held by non-affiliates as required by the General Instructions to Form 10-K. We will include the following statement on the cover of the 2012 10-K:

“The aggregate market value of common units held by non-affiliates of the registrant on June 30, 2012, was approximately $73,214,054. The aggregate market value was computed by reference to the last sale price of the registrant’s common units on the New York Stock Exchange on June 30, 2012.”

For the information of the Staff, as of June 30, 2013, the Company had an outstanding market value of common equity held by non-affiliates such that it will qualify as an accelerated filer for purposes of the Form 10-K for the year ended December 31, 2013.

Item 6. Selected Historical Financial and Operating Data, page 50

2.	Please expand your table to include cash distributions declared per unit. Refer to Item 301 of Regulation S-K. This comment also applies to your Form 8-K dated October 1, 2013.

RESPONSE:

Upon resolution of all of the Staff’s comments, the Company will amend the 2012 10-K and the related Form 8-K dated October 1, 2013 to include the following row on its table displaying historical financial and operating data:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Period from August 20, 2009 (Inception Date) to December 31, 2009	10 Months Ended October 31, 2009	Year Ended December 31, 2008
Cash Distributions Declared per Common Unit	$1.73	$0.70	-	-	-	-

3.
We note your presentation of distributable cash flow per weighted average unit outstanding. Please explain how your presentation complies with Item 10(e) of Regulation S-K. Refer to Division of Corporation Finance’s Compliance and Disclosure Interpretations, Non-GAAP Financial Measures, Question 102.05 for additional guidance. If this measure is a contractually determined per unit amount of cash flow distributable

William H. Thompson
Accounting Branch Manager
United States Securities and Exchange Commission
November 8, 2013

under the terms of your partnership agreement as contemplated by ASC 230-10-45-3, please revise your disclosure to indicate that fact. This comment also applies to your Form 8-K dated October 1, 2013.

RESPONSE:

The previously disclosed measure of distributable cash flow per weighted average unit outstanding is not contractually determined under the terms of the Company’s partnership agreement. Upon resolution of all of the Staff’s comments, the Company will amend its Form 10-K for the year ended December 31, 2012 and the related Form 8-K dated October 1, 2013 to remove distributable cash flow per weighted average unit outstanding, and will omit this measurement from future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Distributable Cash Flow, pages 56-58

4.
You disclose the GAAP measure most directly comparable to distributable cash flow is net cash flows from operating activities. As such, please tell us your consideration of providing the reconciliation of distributable cash flow to net cash flows from operating activities. Refer to Item 10(e)(i)(B) of Regulation S-K. This comment also applies to your Form 8-K dated October 1, 2013.

RESPONSE:

The Company considers distributable cash flow to be a performance measure that provides information relating its financial operating performance. In its Form 10-K, erroneously disclosed “net cash flows from operating activities” as the GAAP measure most directly comparable to its distributable cash flow, rather than net income. The Company acknowledges that distributable cash flow could be interpreted as a liquidity measure, and as such, upon resolution of all of the Staff’s comments, the Company will amend its Form 10-K and the related Form 8-K dated October 1, 2013 to remove distributable cash flow, and will omit the measurement from future filings.

5.
We note your estimate of annual maintenance capital expenditures of $3.8 million for the year ended December 31, 2012 and your disclosure of $6.5 million actual maintenance capital expenditures on page 72. Please tell us what your actual maintenance capital expenditures were for 2011 and 2010 and how you determine your estimates. In addition, please tell us what your actual integrity management costs were for the years presented. Finally, please explain why you believe normalized costs are more appropriate in calculating distributable cash flows versus actual costs and your consideration of including disclosure of the limitations associated with using normalized amounts in determining distributable cash flow. We may have further comment.

William H. Thompson
Accounting Branch Manager
United States Securities and Exchange Commission
November 8, 2013

RESPONSE:

Historically, the Company has used estimated average annual costs for maintenance capital expenditures and integrity management expenditures in the calculation of distributable cash flow in order to reduce period-over-period variability that naturally occurs with these types of expenditures.  Given the nature and timing of maintenance capital projects and integrity management projects, actual annual expenditures may vary significantly from year to year.   The estimates are based on the Company’s assessment of ongoing maintenance capital costs and integrity management costs, including historical spending, and are adjusted for acquisitions and development projects.

In 2010 and 2011 the Company incurred approximately $1.7 million and $1.3 million, respectively, in maintenance capital expenditures.  Average maintenance capital expenditures from 2010 to 2012 were approximately $3.2 million.

American Midstream incurred approximately $0.1 million, $0.2 million and $0.6 million of integrity management expenses in 2010, 2011 and 2012, respectively. The average over this period was approximately $0.3 million.

Following a recent re-evaluation of the integrity management program, management has determined that integrity management expenses will continue to be expensed as incurred consistent with the Company’s past practice, however, beginning with the third quarter of 2013, integrity management expenses will no longer be normalized in the calculation of distributable cash flow.

Item 9A. Controls and Procedures, page 80

6.
You have not included the full definition of disclosure controls and procedures in your conclusion of the evaluation of effectiveness. Please revise to include the full definition of disclosure controls and procedures or alternatively, you can simply state in your conclusion that disclosure controls and procedures are effective, if true. This comment also applies to your Forms 10-Q for the fiscal quarter ended June 30, 2013 and March 31, 2013.

RESPONSE:

Upon resolution of all of the Staff’s comments, the Company will amend Item 9A in Form 10-K for the year ended December 31, 2012, and Item 4 in Form 10-Q for the quarter ended March 31, 2013 and Form 10-Q for the quarter ended June 30, 2013, and in future Form 10-K and Form 10-Q filings will revise the portion of Item 9A and Item 4, respectively, related to disclosure controls and procedures to read as follows:

“We maintain a system of disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit to the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that

William H. Thompson
Accounting Branch Manager
United States Securities and Exchange Commission
November 8, 2013

information is accumulated and communicated to the management of our general partner, including our general partner’s principal executive and principal financial officers (whom we refer to as the Certifying Officers), as appropriate to allow timely decisions regarding required disclosure.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (“Disclosure Controls”) will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. We monitor our Disclosure Controls and make modifications as necessary; our intent in this regard is that the Disclosure Controls will be modified as systems change and conditions warrant.

The management of our general partner evaluated, with the participation of the Certifying Officers, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report, pursuant to Rule 13a-15(e) and 15d-15(e) under the Exchange Act. Based upon that evaluation, the Certifying Officers concluded that, as of the end of the period covered by this report our disclosure controls and procedures were effective at a reasonable assurance level.”

Note 21. Subsidiary Guarantors, page F-37

7.
Please tell us why you did not disclose condensed consolidating financial information for the same periods that your financial statements are provided or include a presentation for comprehensive income. Refer to Rule 3-10 of Regulation S-X. This comment also applies to your Form 8-K dated October 1, 2013.

RESPONSE:
For all periods prior to the quarter ended September 30, 2012, the Company was not required to include condensed consolidating financial information because the Company had not yet filed is Registration Statement on Form S-3 registering the potential issuance of co-issued and guaranteed debt. At the time of the filing of the Company’s Registration Statement on Form S-3, the Company amended the financial statements included in its Form 10-K for the year ended December 31, 2011 to add the footnote disclosure required for prior periods. As noted in the Company’s correspondence with the Staff dated October 18, 2012 (inserted for the convenience of the Staff below), for periods

William H. Thompson
Accounting Branch Manager
United States Securities and Exchange Commission
November 8, 2013

prior to July 1, 2012, the Company was entitled to take advantage of the relief provided by Rule 3-10(d):
“We note that paragraph (d) of Rule 3-10 of Regulation S-X (“Rule 3-10”) provides an exception to Rule 3-10(a)(1). Specifically, Rule 3-10(d) states, “when a subsidiary issues securities and both its parent company and one or more other subsidiaries of that parent company guarantee those securities, the registration statement, parent company annual report, or parent company quarterly report need not include financial statements of the issuer or any subsidiary guarantor if:

(1)	The issuer and all subsidiary guarantors are 100% owned by the parent company guarantor;

(2)	The guarantees are full and unconditional;

(3)	The guarantees are joint and several; and

(4)
The parent company’s financial statements are filed for the periods specified by §210.3-01 and §210.3-02 and include, in a footnote, condensed consolidating financial information for the same periods with a separate column for:

(i)	The parent company;

(ii)	The subsidiary issuer;

(iii)	The guarantor subsidiaries of the parent company on a combined basis;

(iv)	Any other subsidiaries of the parent company on a combined basis;

(v)	Consolidating adjustments; and

(vi)	The total consolidated amounts.”

Note 3 to paragraph (d) states that “paragraph (d) is available if a subsidiary issuer satisfies the requirements of this paragraph but for the fact that, instead of the parent company guaranteeing the security, the subsidiary issuer co-issued the security, jointly and severally, with the parent company. In this situation, the narrative information required by paragraph (i)(8) of this section must be modified accordingly.” We respectfully note that the debt securities would be offered by American Midstream Finance Corporation and the Partnership jointly and severally.
Furthermore, Note 5 to paragraph (d) provides that “instead of the condensed consolidating financial information required by paragraph (d)(4), the parent company’s financial statements may include a footnote stating, if true, that the parent company has no independent assets or operations, the subsidiary issuer is a 100% owned finance subsidiary of the parent company, the parent company has guaranteed the securities, all of the parent company’s subsidiaries other than the subsidiary issuer have guaranteed the securities, all of the guarantees are

William H. Thompson
Accounting Branch Manager
United States Securities and Exchange Commission
November 8, 2013

full and unconditional, and all of the guarantees are joint and several. The footnote also must include the narrative disclosures specified in paragraphs (i)(9) and (i)(10) of this section.” Each of the Partnership’s subsidiaries, all of which (except for American Midstream Finance Corporation, a 100 percent owned subsidiary whose sole purpose is to act as co-issuer of any debt securities) will be guarantors (the “Guarantors”) of the debt securities registered pursuant to the Registration Statement. In addition as of December 31, 2011 and June 30, 2012, the Guarantors are 100% owned and the guarantees, if any, will be full and unconditional and joint and several. We have included the narrative disclosures described in Note 5, as applicable, and specified in paragraphs (i)(9) and (i)(10) of Rule 3-10 in the primary offering prospectus. Please see page 26 of the first prospectus.
In addition, on October 18, 2012, prior to filing Amendment No. 1, the Partnership filed a Current Report on Form 8-K with the Commission to include the narrative disclosures described in Note 5 of Rule 3-10(d), as applicable, and those specified in paragraphs (i)(9) and (i)(10) of Rule 3-10 in the footnotes to the financial statements of the Partnership. The Current Report on Form 8-K filed on October 18, 2012 is explicitly incorporated by reference into the first prospectus. Please see page 54 of the first prospectus.
For the Staff’s information, on July 1, 2012, certain indirect 100 percent owned subsidiaries of the Partnership acquired less than a 100 percent controlling interest in certain assets. The Partnership plans to provide supplemental information in the guarantor footnote consisting of a condensed consolidating financial information relating to these subsidiaries beginning with the Partnership’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.
For periods including and after July 1, 2012, the Company included the condensed consolidating footnote information in its filings.
The Company did not include a presentation for comprehensive income in its filings for the referenced period because such a presentation did not provide any material information to investors, and would have reflected only one adjustment to net income (loss) of less than $0.1 million for any period presented. Notwithstanding the foregoing, the Company will provide the presentation for comprehensive income in future filings.

Exhibit 23.1

8.	Please tell us why you did not get consent to incorporate by reference Form S-3 file number 333-183818 that went effective November 30, 2012.

RESPONSE:

On September 11, 2012, the Company filed a Current Report on Form 8-K/A (the “First 8-K Amendment”) for the purpose of providing pro forma financial statements relating to the

William H. Thompson
Accounting Branch Manager
United States Securities and Exchange Commission
November 8, 2013

Company’s acquisition in July 2012 of an undivided 87.4% ownership interest in the Chatom processing and fractionation plan and associated gas gathering infrastructure located in Washington County, Alabama (the “Chatom Assets”). In the process of preparing the First 8-K Amendment, the Company inadvertently omitted the unaudited statements of income and cash flows for the six months ended June 30, 2011 of the Chatom Assets (the “Prior Year Interim-Period Financials”). The Partnership filed an amended Current Report on Form 8-K/A on December 19, 2012 to include the Prior Year Interim-Period Financials.

Pursuant to General Instruction I.A.3(b) of Form S-3, in order to use Form S-3, a registrant must have filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement, other than a report that is required solely pursuant to Item 1.01, 1.02, 1.04, 2.03, 2.04, 2.05, 2.06, 4.02(a) or 5.02(e) of Form 8-K.

On or about December 21, 2012, representatives of the Staff orally advised the Company that it could continue to conduct registered offerings through the use of Form S-3, file number 333-183818 (the “Registration Statement”), referenced in the Staff’s question above, pursuant to Rule 401(g) promulgated under the Securities Act of 1933, as amended, because the Commission did not object to the presentation of financial statements in the First 8-K Amendment prior to declaring the Registration Statement effective, and the Registration Statement was therefore deemed filed on the proper registration form. The relief provided by Rule 401(g) ceased to apply to the Registration Statement on April16, 2013, the date that the Company filed the Form 10-K, which operated as a Section 10(a)(3) update of the Registration Statement.

We did not obtain from PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, consent to incorporate by reference the Form S-3 (File No. 333-183818) into the Form 10-K because the act of filing the Form 10-K caused the Company to be ineligible to use the Form S-3 as described in the preceding paragraph.

The Company was eligible to use Form S-3 again as of October 1, 2013. On that date, PricewaterhouseCoopers LLP provided its consent to incorporate its report dated April 16, 2013, as updated by the filing made by the Company on Form 8-K on October 1, 2013.

Form 10-Q for Period Ended June 30, 2013

Item 1. Notes to Unaudited Consolidated Financial Statements, page 10

Note 10. Partners’ Capital and Convertible Preferred Units, page 19

9.
Please tell us and disclose your accounting policy as it relates to the Series A Convertible Preferred Units and computing net income (loss) per unit. This comment also applies to your Form 8-K dated October 1, 2013.

RESPONSE:

William H. Thompson
Accounting Branch Manager
United States Securities and Exchange Commission
November 8, 2013

Effective April 15, 2013, we recorded the issuance of our Series A Preferred Units at fair value and separately classified these units on our balance sheet in between total liabilities and partners’ capital, frequently called “mezzanine equity” as the ability to exercise these units are outside of the partnership’s control and contain no beneficial conversion features pursuant to Accounting Standards Codification 470-20, Debt with Conversion and Other Options. These units are classified as participating securities and are included in our calculation of net income (loss) per limited and general partner unit using the two-class method.

In future filings, we will include this additional description of our accounting policy with regard to our Series A Convertible Preferred Units and the calculation of our net income (loss) per unit in the notes to our financial statements.
Exhibit 31.1 and 31.2

10.
The certifications of your Chief Executive Officer and Chief Financial Officer do not conform exactly to the certification in Item 601(b)(31) of Regulation S-K. Specifically, you are missing reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) in paragraph 4. Please amend your filing to include the introductory language required by paragraphs 4 of Item 601(b)(31) of Regulation S-K.

RESPONSE:

Upon resolution of all of the Staff’s comments, the Company will amend Exhibits 31.1 and 31.2 to its Form 10-Q for the quarter ended March 31, 2013, and Form 10-Q for the quarter ended June 30, 2013 to include the introductory language required by paragraph 4 of Item 601(b)(31) of Regulation S-K in response to this Staff comment, and will include the introductory language in future filings.

*    *    *    *    *    *
We formally acknowledge that:

•	The adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-Q is the responsibility of American Midstream Partners, LP;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above referenced filings; and

•	American Midstream Partners, LP may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

William H. Thompson
Accounting Branch Manager
United States Securities and Exchange Commission
November 8, 2013

Please direct any questions that you may have with respect to the foregoing, to the undersigned at (303) 374-9847 or to Tom Brock our Vice President and Corporate Controller who may be reached at (720) 457-6042.

Very truly yours,
American Midstream Partners, LP

By: /s/ Daniel C. Campbell
    Daniel C. Campbell
    Its: Chief Financial Officer and Senior
Vice President
Enclosures

cc: Jim Allegretto, U.S. Securities and Exchange Commission
Donna Di Silvio, U.S. Securities and Exchange Commission
Tony Watson, U.S. Securities and Exchange Commission
Lucy Stark, Holland & Hart LLP